Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482 ad

@johnsfinancetips

TikTok


9:46
investment banking
Search
576
1
53
12
pop quiz what do rising interest rates
John Liang · 6d ago
#AD What led to Private Credit investing? Inflation, interest ra... more
Add comment...

Pop quiz - What do rising interest rates, the pandemic and collapse of some banks in 2023 all have in common?


9:46
investment banking
Search
576
1
53
12
a potentially timely
investment opportunity
John Liang · 6d ago
#AD What led to Private Credit
investing? Inflation, interest ra... more
Add comment...

Answer: potentially timely investment opportunities

Uh…


9:46
investment banking
Search
576
1
53
12
some banks were holding paper losses
John Liang · 6d ago
#AD What led to Private Credit investing? Inflation, interest ra... more
Add comment...

You see, the pandemic led to government stimmy checks and a whole host of issues that led to high demand for limited supply of goods and we got inflation. Then, the government tried to cool inflation by making it more expensive to borrow money - high interest rates. Then, with a sharp increase in interest rates, some banks were holding paper losses. This spooked some account holders which led to panic which led to a bank run which led to some collapses.


9:46
investment banking
Search
are finding it harder and harder to get loans
576
1
53
12
John Liang · 6d ago
#AD What led to Private Credit investing? Inflation, interest ra... more
Add comment...

Now, with banks spooked, they tightened lending standards. This means that businesses especially those in real estate are finding it harder and harder to get loans AKA credit. This is known as a credit crunch.


9:46
investment banking
Search
576
1
53
12
we could scoop up some returns
John Liang · 6d ago
#AD What led to Private Credit investing? Inflation, interest ra... more
Add comment...
However, if you or I or anyone can step in to lend these businesses money AKA private credit…

We could scoop up some returns. But wait…I'm not rich


FUNDRISE
investment banking
Search
Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other informati
can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing
don't have to be because
my partners at the Fundrise
576
1
53
12
John Liang · 6d ago
#AD What led to Private Credit investing? Inflation, interest ra... more
Add comment...

Don’t have to be. Because my partners at the Fundrise Income Fund focus on investing in Private Credit. They have a team of experts that are analyzing, sourcing and lending on deals around the country.


FUNDRISE
investment banking
Search
Real estate debt
Integral Un
Station I
$20,600,
Investme
Real esta
Real estat
$13,454,935
Investment size
576
Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other informati can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing
1
so go ahead and tap the link in my bio
53
12
John Liang · 6d ago
#AD What led to Private Credit investing? Inflation, interest ra... more
Add comment...

So go ahead and tap the link in my bio to check out the Fundrise Income Fund today.


Instagram


10:23
Reels
pop quiz what do rising interest rates
369
36
33
johnsfinancetips • Follow
Paid partnership
#AD Follow @johnsfinancetips for ...
nsfinancetips · Original a
Send gift

Pop quiz - What do rising interest rates, the pandemic and collapse of some banks in 2023 all have in common?



Answer: a potentially timely investment opportunity

Uh…


10:24
Reels
369
some banks were holding paper losses
36
33
johnsfinancetips • Follow
Paid partnership
#AD Follow @johnsfinancetips for ...
· Original audio
johnsfi
Send gift

You see, the pandemic led to government stimmy checks and a whole host of issues that led to high demand for limited supply of goods and we got inflation. Then, the government tried to cool inflation by making it more expensive to borrow money - high interest rates. Then, with a sharp increase in interest rates, some banks were holding paper losses. This spooked some account holders which led to panic which led to a bank run which led to some collapses.


10:24
Reels
369
36
are finding it harder and harder to get loans
33
johnsfinancetips • Follow
Paid partnership
#AD Follow @johnsfinancetips for ...
sfinancetips · Original au
Send gift

Now, with banks spooked, they tightened lending standards. This means for businesses, especially those in real estate are finding it harder and harder to get loans AKA credit. This is known as a credit crunch.



However, if you or I or anyone can step in to lend these businesses money AKA private credit…

We could scoop up some returns. But wait…I'm not rich



Don't have to be. Because my partners at the Fundrise Income Fund focus on investing in Private Credit. They have a team of experts that are analyzing, sourcing and lending on deals around the country.


Reels
Real estate debt
$13,454,935
Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing
so go ahead and tap the link in my bio
johnsfinancetips • Follow
Paid partnership
#AD Follow @johnsfinancetips for ...
Send gift
369
36
33

So go ahead and tap the link in my bio to check out the Fundrise Income Fund today. Or comment down below "Fundrise24"

 **johnsfinancetips** ✔ 6d
#AD Follow @johnsfinancetips for more daily finance tips!

For everyday retail investors access to Private Credit investing would have proved difficult. However with the Fundrise Income Fund you have an opportunity to tap into this investment strategy.

The Content is for informational purposes only, you should not construe any such information or other material as legal, tax, investment, financial, or other advice.

All Content on this page is information of a general nature and does not address

the circumstances of any particular individual or entity. Nothing on this page constitutes professional and/or financial advice. You alone assume the sole responsibility of evaluating the merits and risks associated with the use of any information or other Content on the Page before making any decisions based on such information or other Content. In exchange for using the Page, you agree not to hold John, its affiliates or any third party service provider liable for any possible claim for damages arising from any decision you make based on information or other Content made available to you through the Page.

There are risks associated with investing in securities. Investing in stocks, bonds, exchange traded funds, mutual funds, and money market funds involve risk of loss. Loss of principal is possible. Some high risk investments may use leverage which will accentuate gains & losses. Foreign investing involves special risks, including a greater volatility and political, economic and currency risks and differences in accounting methods. A security's or a firm's past investment performance is not a guarantee or predictor of future investment performance.

Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing.

#incomefundmarketing #fundrise #incomefund #investing #privatecredit

YouTube



Pop quiz - What do rising interest rates, the pandemic and collapse of some banks in 2023 all have in common?



Answer: a potentially timely investment opportunity

Uh…



You see, the pandemic led to government stimmy checks, which drove a whole host of issues that led to high demand for limited supply of goods and we got inflation. Then, the government tried to cool inflation by making it more expensive to borrow money - high interest rates. Then, with a sharp increase in interest rates, some banks were holding paper losses. This spooked some account holders which led to panic which led to a bank run which led to some collapses.



Now, with banks spooked, they tightened lending standards. This means for businesses, especially those in real estate are finding it harder and harder to get loans AKA credit, which is also known as a credit crunch.



However, if you or I or anyone can step in to lend these businesses money AKA private credit…

We could scoop up some returns. But wait…I'm not rich


FUNDRISE
Real estate debt
Integral Union Station III
$20,600,000
Investment size
Real estate debt
Real estate deb
$13,454,935
Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing
Income Fund focus on investing in private credit

Don't have to be. Because my partners at the Fundrise Income Fund focus on investing in Private Credit. They have a team of experts that are analyzing, sourcing and lending on deals around the country.


FUNDRISE
Real estate debt
Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing
so go ahead and tap the link in my bio

So go ahead and tap the link in my bio to check out the Fundrise Income Fund today.

banks in 2023 all have in common answer a potentially

a potentially timely investment opportunity

Includes paid promotion

@johnsfinancetips   Subscribe

#AD What led to Private Credit investing? #fundrisepartner

426

Dislike

10

Share

Description

Carefully consider the investment objectives, risks, charges and expenses of The Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing

426	13,992	Apr 3
Likes	Views	2024